

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2024

Mark Erceg
Chief Financial Officer
Newell Brands Inc.
6655 Peachtree Dunwoody Road
Atlanta, GA 30328

> **Re: Newell Brands Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-09608**

Dear Mark Erceg:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Industrial Applications and
                    Services